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Exhibit 3.3

               CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                 (Before Payment of Capital of Issuance of Stock)
                                                                       Filed by:

PHILIP CASSIS and CHRISTOPHER D. FARBER certify that:

1. They constitute at least two-thirds of the original directors of LMC Capital Corp., a Nevada Corporation.

2. The original Articles were filed in the Office of the Secretary of State on September 2, 1999.

3. As of the date of this certificate, no stock of the corporation has been issued.

4. They hereby adopt the following amendments to the articles of incorporation of this corporation:

     Article four is amended to read as follows:

           Section 4.01 Number and Class. The amount of the total authorized capital stock of this corporation is One Hundred Thousand (100,000) shares with a par value of zero ("0") designated as Common Stock. The Common Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

     The Board of Directors may issue such shares of common stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

Dated this 2nd day of September, 1999.

/s/ Philip Cassis
PHILIP CASSIS

/s/ Christopher D. Farber
CHRISTOPHER D. FARBER